FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 7, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                   FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.     Reporting Issuer
       ----------------

       DynaMotive Energy Systems Corporation
       230-1700 West 75th Avenue
       Vancouver, BC V6P 6G2

       Tel. (604) 267-6013

2.     Date of Material Change
       -----------------------

       March 6, 2006

3.     Press Release
       -------------

       March 6, 2006

4.     Summary of Material Change
       --------------------------

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) and Consensus Business Group (Consensus) jointly announced the signing of an agreement to form a joint venture to pursue the sourcing, acquisition, development and monetizing of biomass assets globally. Consensus will acquire participation of in-progress initiatives of DynaMotive in various jurisdictions for a US $1,500,000 contribution. The parties have also agreed to contribute
US $1,000,000 for initial capitalization and a working capital loan of a further US $1,000,000. Consensus will provide a revolving credit facility of US $20,000,000 to the joint venture for specific development opportunities.

The Joint Venture aims to secure large pools of biomass in key markets and in doing so secure long term project opportunities for project development, bio fuel production and the establishment of a green credit pipeline. The Joint Venture will build upon the development work of DynaMotive over the past 5 years. DynaMotive will provide know-how developed by the Company in the biomass field, and will provide access on commercial terms to its proprietary technology. Consensus will provide financial engineering and leverage its considerable resources to maximize market penetration.

Vincent Tchenguiz, Chairman of Consensus Business Group commented, "Mankind's voracious appetite for fossil fuels over recent centuries has released millennias worth of CO2 into the atmosphere.
DynaMotive?s revolutionary technology enables the production of BioOil, a substitute for petroleum-based fuels, from agriculture and forestry derived residue products. I believe that DynaMotive?s approach makes an essential contribution to the urgent process of reducing our dependence on fossil fuels and increasing the use of
sustainable and renewable energy resources.   With its easily
replicable production facilities, and the more than two billion tonnes of biomass residue available each year, I foresee DynaMotive becoming a major participant in the global search for alternative energy."

"The establishment of the JV with Consensus will provide the resources for development of biomass assets that will secure long term project opportunities where DynaMotive?s technology can be applied. It does so without adding equity dilution to our shareholders." said Andrew Kingston, President and CEO of DynaMotive Energy Systems Corp. "Consensus Business Group brings considerable resources, a global reach and significant financial know how to the equation. Their innovative approach to business has been proven in various fields and can be potentially revolutionary in our own field. I am very pleased to have reached this stage in our commercial relationship with Consensus and would like to acknowledge the strong support of Mr. Vincent Tchenguiz for DynaMotive over the past 5 years and his vision in seizing this opportunity with us."

5.     Full Description of Material Change
       -----------------------------------

       Please see attached press release

6.     Reliance on Section 85(2) of the Act
       ------------------------------------

       N/A

7.     Omitted Information
       -------------------

       N/A

8.     Senior Officers
       ---------------

       The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

       Andrew Kingston
       President & CEO
       6876 Churchill Street
       Vancouver, BC V6P 5B3
       (604) 267-6013

9.     Statement of Senior Officer
       ---------------------------

       The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 6th day of March 2006.

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

               (signed)    Andrew Kingston
                           ----------------
                           Andrew Kingston
                           President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT
REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES
LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION      News Release: March 6, 2006

  DynaMotive Forms Strategic Alliance with Consensus Business Group

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) and Consensus Business Group (Consensus) jointly announced the signing of an agreement to form a joint venture to pursue the sourcing, acquisition, development and monetizing of biomass assets globally. Consensus will acquire participation of in-progress initiatives of DynaMotive in various jurisdictions for a US $1,500,000 contribution. The parties have also agreed to contribute US $1,000,000 for initial capitalization and a working capital loan of a further US $1,000,000. Consensus will provide a revolving credit facility of US $20,000,000 to the joint venture for specific development opportunities.

The Joint Venture aims to secure large pools of biomass in key markets and in doing so secure long term project opportunities for project development, bio fuel production and the establishment of a green credit pipeline. The Joint Venture will build upon the development work of DynaMotive over the past 5 years. DynaMotive will provide know-how developed by the Company in the biomass field, and will provide access on commercial terms to its proprietary technology. Consensus will provide financial engineering and leverage its considerable resources to maximize market penetration.

Vincent Tchenguiz, Chairman of Consensus Business Group commented, "Mankind's voracious appetite for fossil fuels over recent centuries has released millennias worth of CO2 into the atmosphere.
DynaMotive?s revolutionary technology enables the production of BioOil, a substitute for petroleum-based fuels, from agriculture and forestry derived residue products. I believe that DynaMotive's approach makes an essential contribution to the urgent process of reducing our dependence on fossil fuels and increasing the use of
sustainable and renewable energy resources.   With its easily
replicable production facilities, and the more than two billion tonnes of biomass residue available each year, I foresee DynaMotive becoming a major participant in the global search for alternative energy."

"The establishment of the JV with Consensus will provide the resources for development of biomass assets that will secure long term project opportunities where DynaMotive?s technology can be applied. It does so without adding equity dilution to our shareholders." said Andrew Kingston, President and CEO of DynaMotive Energy Systems Corp. "Consensus Business Group brings considerable resources, a global reach and significant financial know how to the equation. Their innovative approach to business has been proven in various fields and can be potentially revolutionary in our own field. I am very pleased to have reached this stage in our commercial relationship with Consensus and would like to acknowledge the strong support of Mr. Vincent Tchenguiz for DynaMotive over the past 5 years and his vision in seizing this opportunity with us."

The joint venture will initially target development opportunities in Canada, Ukraine, Latvia and Brazil. The potential biomass fuel recoverable from the initial development phase is estimated to be up to 12 million barrels of oil equivalent (energy equivalent of a barrel of hydrocarbon oil) and is based on a mix of biomass resources, such as recycled wood residues, forest residues, wood chips, agricultural residues and energy crops. The Joint Venture may elect to buy into DynaMotive's existing project pool as means of accelerating the development of its asset base and protocols for valuation of secured biomass resources. Activities of the Joint Venture will include:

1.    Prospecting sources of biomass;
2.    Analyzing composition and heating value of sourced biomass;
3. Preparing feasibility analyses on the biomass resource and recovery projections;
4. Legal and contracting activities associated with securing biomass resources;
5.    Development, exploitation and marketing of project opportunities

About DynaMotive
DynaMotive?s BioOil is produced using patented technology that converts forest and agricultural residues such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.

For Consensus Business Group please contact:
DBA LTD (For Consensus) +44(0)20 7930 8033
Sean Bellew             +44(0)7973 23 40 40

www.consensusbusiness.com


For more information on DynaMotive:
Corporate Communications:
Tel: (604) 267-6000        Toll Free (in North America):1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company?s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ?forward-looking statements?. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission



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